Filed Pursuant to Rule 433

Registration No. 333-200537

AIR PRODUCTS AND CHEMICALS, INC.

PRICING TERM SHEET

May 24, 2016

€350,000,000 0.375% Notes Due 2021

Issuer:	Air Products and Chemicals, Inc. (the “Company”)

Offering Format:	SEC Registered

Security Type:	Senior Unsecured Fixed Rate Notes

Principal Amount:	€350,000,000

Expected Ratings*:	A2 (stable) /A (stable) (Moody’s/S&P)

Trade Date:	May 24, 2016

Settlement Date (T+5):	June 1, 2016

Maturity Date:	June 1, 2021

Interest Payment Dates:	Annually on each June 1, commencing on June 1, 2017

Day Count Convention	Actual/Actual (ICMA)

Coupon:	0.375%

Benchmark Bund:	OBL 0% April 2021 (#173)

Benchmark Bund Price and Yield:	101.75% / -0.356%

Re-offer Spread to Benchmark Bund:	80.6 bps

Mid-Swap Yield:	0.02%

Re-offer spread to Mid-Swap Yield:	+43 bps

Yield to Maturity (annual):	0.450%

Price to Public:	99.630%

Underwriting Discount:	0.350%

Gross Proceeds:	€348,705,000

Governing Law:	New York

Redemption Provisions:

Prior to May 1, 2021, at any time at an amount equal to the greater of (i) 100% of the principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon from the redemption date to the applicable maturity date (exclusive of accrued interest) discounted to the redemption date on an annual basis (Actual/Actual (ICMA)) using a discount rate equal to the Comparable Government Bond Rate plus 15 basis points, plus, in each case, any interest accrued but not paid to the date of redemption.

On or after May 1, 2021, at any time at an amount equal to 100% of the principal amount of the applicable notes being redeemed plus accrued and unpaid interest on the principal amount being redeemed to, but excluding the redemption date.

Redemption on Change of Control Triggering Event:

If a Change of Control Triggering Event occurs, the Company will be required to make an offer to purchase the notes at a purchase price of 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest, if any, to the date of repurchase.

Additional Amounts:	The Company will, subject to certain exceptions and limitations, pay additional amounts on the Notes as are necessary in order that the net payment by the Company or the paying agent of the principal of and interest on the Notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, assessment or other governmental charge imposed by the United States or a taxing authority in the United States, will not be less than the amount provided in the Notes to be then due and payable.

Redemption for Tax Reasons:	The Company may offer to redeem all, but not less than all, of the Notes in the event of certain changes in the tax laws of the United States (or in the interpretation thereof). This redemption would be at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest on the Notes to, but not including, the date fixed for redemption.

Common Code/ISIN:	141985809 / XS1419858094

CUSIP:	009158 AX4

Joint Book-Running Managers:	HSBC Bank plc, J.P. Morgan Securities plc, Merrill Lynch International

Co-managers:	Banco Santander, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Lloyds Bank plc, Scotiabank Europe plc, SMBC Nikko Capital Markets Limited

Listing:	Issuer intends to apply to list the Notes on the New York Stock Exchange

Denominations:	€100,000 x €1,000

Stabilization:	Stabilization/FCA

Certain of the underwriters are not U.S. registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by Financial Industry Regulatory Authority regulations. Certain non-U.S. underwriters may, however, share underwriting income with affiliates.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. The information in this term sheet supersedes the information contained in the prospectus and preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the prospectus and preliminary prospectus supplement. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

HSBC Bank plc +44 (0) 20 7991 1422

J.P. Morgan Securities plc 212-834-4533

Merrill Lynch International 1-800-294-1322

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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